



11020828

SECU_____ _____SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response.....12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAR 01 2011

Washington DC
110

SEC FILE NUMBER
8- 38211

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2010___ AND ENDING ___December 31, 2010___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M.N. SECURITIES, INC., d/b/a SENATE SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
253 WALL STREET

(No. and Street)

KINGSTON   **NY**   **12401**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD M. NETTER   **845-339-7310**
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'CONNOR & O'CONNOR, LLP

(Name – *if individual, state last, first, middle name*)

249 ROUTE 32 * PO BOX 365   CENTRAL VALLEY   NY   10917
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **RICHARD M. NETTER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **R.M.N SECURITIES, INC. d/b/a SENATE SECURITIES**, as of **DECEMBER 31, 2010** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filling, see section 240.17a-5(e)(3).*

CONTENTS

O'CONNOR & O'CONNOR, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
RMN Securities, Inc.
d/b/a Senate Securities
253 Wall Street
Kingston, New York 12401

We have audited the accompanying statements of financial condition of RMN Securities, Inc. d/b/a Senate Securities as of December 31, 2010 & 2009 and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of RMN Securities, Inc. d/b/a Senate Securities as of December 31, 2010 & 2009 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor + O'Connor LLP

Central Valley, New York
February 28, 2011

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2009	2010
ASSETS		
Cash	$ 149,721	$ 100,313
Investment Accounts	0	0
Accounts receivable	24,204	11,933
Prepaid expenses and other current assets	0	0
Total current assets	173,925	112,246
Furniture and equipment, net		0
Total assets	$ 173,925	$ 112,246

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2010
Accounts payable and accrued expenses	$ 2,954	$ 3,195
Stockholder's equity		
Capital stock - 100 shares authorized	1,000	1,000
Additional paid in capital	82,612	23,754
Retained Earnings	87,359	84,297
Total stockholder's equity	$ 170,971	$ 109,051
Total liabilities and stockholder's equity	$ 173,925	$ 112,246

See accompanying notes to financial statements and auditors' report

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES

STATEMENTS OF INCOME

For the Year Ended December 31,

		2009		2010
Revenue:				
Securities	$	81,276	$	63,861
Investment company shares		135,562		179,644
Account supervision		41,736		24,263
Other revenue		19,855		18,512
Total revenue		278,429		286,280
Expenses:				
Salary and costs for officers		36,000		36,000
Other employee compensation and benefits		132,416		136,315
Regulatory fees		1,358		1,169
Other expenses		103,519		115,858
Total Expenses		273,293		289,342
Net Income	$	5,136	$	(3,062)

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31,

	2009	2010
Stockholder's equity, beginning	$ 165,835	$ 170,971
Capital distributions	0	58,858
Capital contributions	0	0
Net income	5,136	(3,062)
Stockholder's equity, ending	$ 170,971	$ 109,051

See accompanying notes to financial statements and auditors' report

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES

STATEMENTS OF CASH FLOWS

For the Year Ended December 31,

	2009	2010
Cash Flows Provided by Operating Activities		
Net Income	$ 5,136	$ (3,062)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	0	0
Changes in assets and liabilities:		
Decrease in accounts receivable	7,931	12,271
(Decrease) Increase in accounts payable and accrued expenses	(569)	241
Net cash provided by operating activities	12,498	9,450
Cash Flows From Financing Activities		
Capital distributions	0	58,858
Capital contributions	0	0
Net cash (used in) financing activities	0	(58,858)
Net increase (decrease) in cash	12,498	(49,408)
Cash at beginning of year	137,223	149,721
Cash at end of year	$ 149,721	$ 100,313
Supplemental cash flow information:		
Taxes paid	$ 175	$ 175

See accompanying notes to financial statements and auditors' report

RMN SECURITIES, INC. d/b/a SENATE SECRITIES

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

RMN Securities Inc. d/b/a Senate Securities (the "Company") was formed in January of 1989 and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. at that time. The Company's business consists of providing subscription only brokerage and financial services to individuals and institutions.

The Company is a Sub-Chapter S Corporation. The Company consists of a single shareholder.

A summary of the Company's significant accounting policies follows:

Basis of accounting:

The Company operates under the provisions of Paragraph (k)(1)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(1)(ii) provide that the Company transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies. Also, all funds are promptly transmitted and the Company does not hold funds or securities for, or owe money or securities to customers.

Revenue recognition:

The Company receives commission income for investment advisory, brokerage services related to customer trading of securities and mutual funds. Commissions are recorded at the date of client commitment and their related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTES TO FINANCIAL STATEMENTS

Furniture and equipment:

Furniture, equipment and improvements are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 40 years.

Income Taxes:

The Company is classified Sub-Chapter S for federal income tax purposes and therefore, the financial statements do not include a provision for income tax expense or refunds.

Advertising:

The company expenses advertising costs as incurred. The Company recorded advertising expense of $7,245 and $7,722 respectively in the years ended December 31, 2010 & 2009.

Accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2.   Furniture and Equipment

The company does not have any depreciable assets as of December 31, 2010 & 2009 and therefore does not have any depreciation expense for these years.

Note 3.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 & 2009, the Company had net capital of $108,941 and $169,921 respectively. At December 31, 2010 & 2009 the Company had net capital requirements of $50,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2010 & 2009 was 2.93% & 1.74% respectively.

RMN SECURITIES, INC. d/b/a SENATE SECRITIES

NOTES TO FINANCIAL STATEMENTS

Note 4. Related Party Transactions

There are no related parties to the Company.

Note 5. Commitments and Contingencies

The Company leases space under an operating lease that automatically renews every January. Rental expenses under these leases are $1,500 per month. During 2010 & 2009, payments made on these leases amounted to $17,509 & $16,626 respectively.

Note 6. Concentration of Risk

The Company holds substantially all cash balances with one financial institution and at times may exceed federally insured limits.

Note 7. Subsequent Events

The Company has evaluated subsequent events through February 28, 2011, the date which the financial statements were issued.

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2010

Total stockholder's equity from statement of financial condition		$ 109,051
Less non-allowable assets:		
Accounts receivable, past due for more than 30 days	$ 0	
Furniture and equipment, net	0	
Prepaid Expenses	0	
Total non-allowable assets		$. 0
Haircuts on securities		(110)
Net capital		$ 108,941
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 3,195
Computation of basic net capital requirement:		
Minimum net capital required - $50,000 as per Paragraph (a)(2)(iv) of Rule 15c3-1.		$ 50,000
Percentage of aggregate indebtedness to net capital		2.93%

See accompanying notes to financial statements and auditors' report


O'CONNOR & O'CONNOR, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL


Board of Directors
RMN Securities, Inc.
d/b/a Senate Securities
253 Wall Street
Kingston, New York 12401

In planning and performing our audit of the financial statements of RMN Securities, Inc. d/b/a Senate Securities (the "Company"), for the years ended December 31, 2010 & 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital ender Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examinations, counts, verifications and comparisons

2) Recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control over financial reporting to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 & 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other that these specified parties.

O'Connor + O'Connor LLP

Central Valley, New York
February 28, 2011